January 20, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Justin Dobbie, Legal Branch Chief
Donald E. Field

Re:	TransDigm Group Incorporated
Registration Statement on Form S-4
Filed November 15, 2016
File No. 333-214623

Ladies and Gentlemen:

TransDigm Group Incorporated, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 22, 2016 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, filed November 15, 2016.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

General

1.

We note that you have not disclosed in this registration statement the information required by paragraphs (a)(5) or (a)(7) of Item 19 of Form S-4. However, we note that your are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended September 30, 2016. We also note, however, that certain portions of your Definitive Proxy Statement for your 2017 Annual Meeting of Stockholders are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your 2017 Annual Meeting of Stockholders or amend your Annual Report to include the information required by Part III of Form 10-K prior to requesting acceleration of the effectiveness of this registration statement.

Please note that we will not be in position to declare this registration statement effective until such time as it contains or properly incorporates by reference the information required by Form S-4.

Response: The Company acknowledges the Staff’s comment and confirms that it has filed its Definitive Proxy Statement for its 2017 Annual Meeting of Stockholders. The Company has also filed a Form S-4/A that includes a new consent of its independent registered public accounting firm. For the Staff’s convenience the Company has also sent a marked copy of the Form S-4/A to the Staff that shows all changes made to the original filing.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 706-2955.

Very truly yours,

/s/ Terrance M. Paradie

Terrance M. Paradie

Executive Vice President and

Chief Financial Officer

TransDigm Group Incorporated

cc:	John T. Owen
Jones Day

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